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                                                                  EXHIBIT 20.2

                    PRESS RELEASE RE: SYBRON CHEMICALS INC.
                        ADOPTS STOCKHOLDER RIGHTS PLAN

     BIRMINGHAM, NJ, August 7, 1998--Sybron Chemicals Inc. (AMEX: SYC), announced today that its Board of Directors has adopted a Stockholder Rights Plan designed to protect stockholders and their equity investment from potential acquirers who would use coercive or unfair tactics to gain control of the Company. The Plan would not preclude any fair acquisition proposal.

     Under the Rights Plan, which is similar to those adopted by many other companies, Rights will be distributed as a dividend at the rate of one Right for each share of Common Stock of the Company held by shareholders of record as of the close of business on August 27, 1998. The Rights will expire on August 27, 2008.

     Sybron Chemicals Inc. is an international specialty chemical company that develops, produces and markets specialty chemicals in three main market segments: Textile preparation, dyeing, printing, finishing and garment processing; Environmental (primarily related to water and waste treatment); and Specialty Polymer Intermediates for coatings. Products include Tanatex(R) dyehouse chemicals and Jersey State(TM), Auralux(TM) and other finishing chemicals for the textile and carpet industries; Ocean Wash(R) products for the garment processing industry; Ionac(R) ion exchange resins for use in water treatment and special applications; specialty resins for use in reprographic and laser printer toners; Bi-Chem(R) biologically active seed cultures for industrial, municipal and sanitary waste treatment and groundspill clean-up; and Ruco(R) Polymer intermediates for powder and high solids coatings and urethane latexes.

     For more information on Sybron Chemicals Inc., please visit us on the World Wide Web at http://www.sybronchemicals.com and www.rucopolymer.com.